UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date December 8, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Resolution of Directors’s Telkom Meeting about payment of cash interim dividend for the 2016 financial year.

To

Board of Commissioners of the Indonesian Financial Services  Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re       :  Interim Dividend Payment for 2016 Financial Year

With Respect,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No.31/POJK/04/2015 related to disclosure of information and material facts for public company, we hereby inform you this following information:

Company Name	:	PT. Telkom Indonesia (Persero) Tbk
Line of Business	:	Telecommunication
Address	:	Graha Merah Putih Jl Gatot Subroto Kav 52 Jakarta
Phone	:	(+62 21) 521 5109
Fax	:	(+62 21) 522 0500

1	Date	December 6, 2016
2	Information	Resolution of Directors’s Telkom Meeting about payment of cash interim dividend for the 2016 financial year
3	Explanation

Based on the Board of Directors'Resolution dated December6, 2016, Telkom intends to make a payment of a cash interim dividend for the 2016 financial year in the amount of Rp1,919,726,695,491.40 or Rp19.3790 per share, based on the number of issued and fully paid up shares (excluding the buyback shares ofthe Company as of the Recording date).The dividend will be distributed in the following manner.

		Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= December 19, 2016; 16.15 Jakarta Time = December 14, 2016 = December 15, 2016 = December 19, 2016 = December 20, 2016 = December 27, 2016

4	Impact of The Event	This interim dividend payment will reduce our cash (Telkom’s financial position), but this transaction will not materially affect our operational, legal and sustainability of the company.
5	Others

1.     The eligible shareholders are the shareholders registered in the Company’s Shareholders Registry on December19, 2016 at 16.15 Jakarta Time, or at Kustodian Sentral Efek Indonesia (”KSEI”) securities account at the close of trading on December19, 2016.

2.     For American Depositary Shares holders, the New York Stock Exchange regulations will prevail and payment of a cash dividend will be made through a Custodian Bank which will be appointed by the Bank of New York-Mellon, for the amount of shares registered in the Register List of ADS holders at the Company’s Registrar and KSEI referring to the Recording Date on December19, 2016.

3.     For shareholders whose shares are registered in Collective Deposits in KSEI, the cash dividend will be paid through KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on December27, 2016. Payment receipt will be delivered to the Securities Companies and Custodian Banks in which shareholders open their accounts.

4.     For shareholders whose shares are not registered in Collective Deposits in KSEI, the Company will send notice of dividend payment (”SPPD”) to the shareholders’ addresses.

a.       Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia Persero, Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along a valid original Identity Card and if they give proxy to another person, acopy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.       The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

                          i.     the amount of cash dividend received is at least Rp500,000; and

                        ii.     the complete transfer request is delivered at the latest on December 19, 2016 to the Company’s Registrar, PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220.

5.     Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for the 2016 financial year received by each shareholders.

6.     Shareholders considered as Domestic Tax Payers in the form of entities that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), firstly they should have the tax register number and register it to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220 at the latest on December19, 2015 at 16.15 Jakarta Time. If on the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to article 23 of Withholding Tax Law at the rate 100% more than the normal rate.

7.     Shareholders considered as Offshore Tax Payers which will use a Tax Treaty under an Agreement on the Prevention of the Imposition of Dual Taxes (P3B), must comply with Regulation of Director General of Tax No. PER-61/PJ/2009, which amended by Regulation of Director General of Tax No.PER-24/PJ/2010 and PER-62/PJ/2009 dated November 5, 2009, which amended by Regulation of Director General of Tax No. PER-25/PJ/2010 and Circular Letter of Director General of Tax No.SE-114/PJ/2009 dated December 15, 2009 by submitting Form DGT-1 or DGT-2 that have been legalized by the Tax Office of Go Public Company to KSEI or the Company’s Registrar at the latest December 30, 2016. If on the said date, KSEI or the Company’s Registrar has not received the form, the 2016financial year interim cash dividend will be subject to Article 26 of the Withholding Tax Law at the rate of 20%.

8.     Evidence of dividend tax deduction for shareholders whose shares are registered with KSEI will be available at the Securities Company and/or Custodian Bank at which they open their accounts, and for shareholders whose shares are not registered with KSEI will be available at the Company’s Registrar, starting on January 30, 2017.

    Sincerely yours,     /s/ Andi Setiawan ANDI SETIAWAN
VP Investor Relations